SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM	11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	December 31, 2025

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File Number:		001-10607

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN, Registrant

By:	/s/ Frank J. Sodaro
Frank J. Sodaro, Member of the Administration Committee

Date: July 13, 2026

ORI 401(k) Savings and Profit Sharing Plan

Report on Audits of Financial Statements
and Supplemental Schedule

For the Years Ended December 31, 2025 and 2024

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2025	12

Note:
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
ORI 401(k) Savings and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Plan's auditor since 2007.

West Conshohocken, Pennsylvania
July 13, 2026

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2025
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common stock	$47,440,841	$609,964,046	$125,549,159	$782,954,046
Mutual funds	1,600,068,723	5,427,794	—	1,605,496,517
Short-term investments	—	—	9,411,471	9,411,471
Total investments	1,647,509,564	615,391,840	134,960,630	2,397,862,034

Receivables:
Contributions from employers	26,123,638	32,742,389	6,366,631	65,232,658
Notes receivable from participants	15,859,379	—	—	15,859,379
Funds in course of settlement	—	—	—	—
Accrued interest and dividends	—	—	31,994	31,994
Total receivables	41,983,017	32,742,389	6,398,625	81,124,031
TOTAL ASSETS	1,689,492,581	648,134,229	141,359,255	2,478,986,065

LIABILITIES:
Notes payable	—	—	50,605,000	50,605,000
Unpaid administrative expenses	—	50,000	760	50,760
TOTAL LIABILITIES	—	50,000	50,605,760	50,655,760

NET ASSETS AVAILABLE FOR BENEFITS	$1,689,492,581	$648,084,229	$90,753,495	$2,428,330,305

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2024
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account
ASSETS:
Investments, at fair value:
Old Republic International Corporation
common stock	$38,624,538	$491,301,392	$121,310,690	$651,236,620
Mutual funds	1,419,756,248	5,770,129	—	1,425,526,377
Short-term investments	—	—	2,311,466	2,311,466
Total investments	1,458,380,786	497,071,521	123,622,156	2,079,074,463

Receivables:
Contributions from employers	33,414,511	64,363	12,668,394	46,147,268
Notes receivable from participants	30,294	—	—	30,294
Funds in course of settlement	61,485	—	—	61,485
Accrued interest and dividends	—	—	12,840	12,840
Total receivables	33,506,290	64,363	12,681,234	46,251,887
TOTAL ASSETS	1,491,887,076	497,135,884	136,303,390	2,125,326,350

LIABILITIES:
Notes payable	—	—	64,605,000	64,605,000
Unpaid administrative expenses	—	47,500	1,393	48,893
TOTAL LIABILITIES	—	47,500	64,606,393	64,653,893

NET ASSETS AVAILABLE FOR BENEFITS	$1,491,887,076	$497,088,384	$71,696,997	$2,060,672,457

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2025

	2025
	Participant	Non-Participant
	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$26,123,638	$32,742,389	$6,366,631	$65,232,658
Common shares released
to participants
(601,192 shares at $36.19 per share)	—	21,757,138	—	21,757,138
Employee contributions	95,258,673	—	—	95,258,673
Interfund transfers	16,402,601	(16,402,601)	—	—
Interest income	4,880	1,184,461	380,176	1,569,517
Dividend income	56,211,669	43,040,596	10,069,441	109,321,706
Net appreciation in
fair value of investments	177,936,983	127,386,384	26,285,343	331,608,710
Total additions	371,938,444	209,708,367	43,101,591	624,748,402

Deductions:
Termination and withdrawal benefits	174,281,916	58,680,636	—	232,962,552
Common shares released
to participants
(601,192 shares at $36.19 per share)	—	—	21,757,138	21,757,138
Interest expense	—	—	2,284,921	2,284,921
Administrative expenses	85,569	31,886	3,034	120,489
Total deductions	174,367,485	58,712,522	24,045,093	257,125,100
Net additions	197,570,959	150,995,845	19,056,498	367,623,302

Transfer from merged-in plan	34,546	—	—	34,546

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,491,887,076	497,088,384	71,696,997	2,060,672,457
End of year	$1,689,492,581	$648,084,229	$90,753,495	$2,428,330,305

The accompanying notes are an integral part of these financial statements.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.Description of Plan

A.    Basis of Presentation

The accompanying financial statements of the ORI 401(k) Savings and Profit Sharing Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries (Old Republic, the Plan Sponsor, the Company(ies), or the Employer(s)). These financial statements and accompanying notes together provide only general information about the Plan. Refer to the Plan Document for a complete description of the Plan's provisions.

B.    General

The Plan is a defined contribution plan covering all full-time and part-time Company employees and is subject to the provisions of the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants of the Plan on their employment date.

Effective August 1, 2024, the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (RMIC PSP) was merged into the Plan resulting in the transfer of assets totaling $26,052,767. Following the merger, the Plan continues to provide the same type of employer contributions as were available under the RMIC PSP.

Effective January 1, 2025, the Plan Sponsor restated the Plan Document modifying several aspects of the Plan, which have been incorporated as relevant within the following notes to financial statements, including:
1)Standardization of the non-elective contribution to 3% for all participants;
2)Simplification of the formula used to calculate the match;
3)Increasing the $150,000 salary limit on employer contributions to $350,000;
4)Removal of the six-year vesting period, allowing for employer contributions and the respective gains or losses to be 100% vested the first year;
5)Removal of the requirement to hold Old Republic common stock for three years before allowing transfer to other investment options;
6)Provision for employees to take a loan against their vested balance;
7)Provision for additional catch-up contributions;
8)Provision for employees to make separate election for after-tax contributions;
9)Limitation of after-tax contributions to $15,000 annually; and
10)Provision for partial withdrawals for all former employees.

In 2018 and 2020, the Plan purchased Old Republic common stock using the proceeds of loans obtained from the Company and participating subsidiary companies (see summary of all loans at Note 4). The shares are held in a trust established under the Plan. The borrowing and interest costs are repaid over the term of the loans through use of fully deductible Company matching contributions to the Plan, dividends from unallocated Old Republic common stock, and any earnings the net funds may earn.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the accounts of eligible participants. The calculation of allocated shares is made in accordance with the Code, applicable Treasury Regulations, and the Plan document. Shares allocated to participants vest in accordance with the stated vesting provisions in the Plan document (see Note 1G).

The accompanying financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants within the columns titled “Unallocated Account”. Shares allocated to participants are included in the financial statements under the columns titled “Non-Participant Directed Account” and are entitled to diversification as afforded within the Plan document. Employee contributions made by participants and discretionary contributions made by an Employer are included in the financial statements under the columns titled “Participant Directed Account.”

C.    Employee Contributions

Employee contributions can be made on a pretax basis up to an Internal Revenue Service (IRS) limit of $23,500 for 2025. The Plan also provides for designated Roth contributions. Participants may elect to make additional contributions, on an after-tax basis, up to a maximum of $15,000 annually, as defined in the Plan, not to exceed the limits set by Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants.

The Plan provides for automatic enrollment contributions equal to 6% of the employee’s eligible compensation. Employee contributions (pretax deferrals, after-tax, and Roth contributions) up to 6% are eligible for matching contributions based on Old Republic’s annual combined ratio achievement as provided in the Plan document. However, the amount of eligible compensation considered when calculating these contributions cannot exceed

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

the IRS limit of $350,000. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415).

In addition, employees who are 50 years of age at any time during the Plan year may make additional pretax catch-up contributions up to $7,500 for 2025, and employees who are 60-63 years of age at any time during the Plan year may make additional pretax catch-up contributions up to $3,750 for 2025.

Participants direct the investment of their contributions into various investment options, such as mutual funds, offered by the Plan. In addition, participants may also direct their contributions to buy Old Republic common stock.

Rollover distributions from another qualified plan may be transferred into the Plan. Any such amount transferred is placed in a participant rollover account, which is fully vested. Full or partial withdrawals from rollover accounts, including related earnings, are allowed up to twice per year.

D.    Employer Contributions

Matching Contributions

Participants are eligible to receive a matching contribution under the Plan if the following criteria are met:

•The participant was employed by one of the Companies during the year,
•The participant completed one or more hours of service during the year, and
•The participant made individual contributions to the Plan during the Plan year.

Company matching contributions, when aggregated with the dividends and other earnings on the unallocated Old Republic common stock, are used to fund the Plan’s debt service. The debt service funding triggers the release of stock to be allocated to participants’ accounts in accordance with regulations under ERISA, the Code, and the Plan Document.

Company matching contributions are based on the following formula:

	Threshold	Objective	Maximum
Annual Old Republic combined ratio achievement objective for the Plan year	99.0%	92.5%	89.0%
Employer Matching Contribution (on employee deferrals up to 6% of compensation)	50.0%	100.0%	150.0%

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the matching contributions resulting from the above formula. The amounts of the Companies’ contributions are subject to certain limitations such that they are calculated on a maximum $350,000 of each participant’s eligible compensation and do not exceed the:

•Maximum amount currently deductible by that Employer under section 404 of the Code, or
•Amount of its annual net profit before taxes and its accumulated earnings.

For Plan year 2025, the Company’s Board of Directors declared matching contributions of $39,046,509.

Non-elective Contributions

Non-elective contributions are credited to participant accounts at 3% of eligible compensation for all employees who completed at least one hour of service during the Plan year, regardless of whether they made their own contributions. These contributions are also subject to Code limitations. For Plan year 2025, the Company’s Board of Directors declared non-elective contributions of $26,123,638.

Discretionary Contributions

Discretionary contributions may be made at the discretion of the Company’s Board of Directors. No such discretionary contributions were made for Plan year 2025.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

E. Participant Directed Account

Employee contributions are allocated to the various investment options offered by the Plan, typically mutual funds, or Old Republic common stock, as designated by the participant. Earnings or losses accrue to each participant's account based upon the performance of the mutual funds and/or Old Republic common stock that the participant selected. Participants are fully vested in their own contributions and related earnings or losses.

Subject to certain limitations, the Plan permits in-service withdrawals prior to termination of employment on account of certain financial hardships. In addition, subject to certain conditions, participants may make withdrawals during employment from after-tax contributions and after age 59.5.

Participants are able to direct the investment of discretionary and non-elective contributions into the various investment options, such as mutual funds, offered by the Plan. Prior to January 1, 2025, no investment election could be made for Old Republic common stock for three years. Effective January 1, 2025 immediate diversification of non-elective contributions in the form of Old Republic common stock is allowed.

F. Non-Participant Directed Account

Each year, the matching contributions, inclusive of the released shares triggered by the debt service funding and the related earnings or losses, are allocated to the participant’s Company account which, for financial statement purposes, is included under the column entitled “Non-Participant Directed Account.”

Each participant’s account is credited with a matching contribution determined based on the Plan formula, inclusive of an allocation of Old Republic common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants who are eligible participants as described above receive an allocation in accordance with the Plan document.

Participants are able to divest Company stock acquired with employer matching contributions after completing three years of service for contributions made prior to Plan year 2025, and immediately for contributions made beginning with Plan year 2025. The investment options available for diversification are the same funds available for investment of employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the column “Non-Participant Directed Account” to the column “Participant Directed Account.”

G. Vesting

Transferred accounts and both participant and Company contributions made beginning with the 2025 Plan year are immediately vested.

For contributions prior to the 2025 Plan year, participants are vested in the value of Company contributions on a six-year graded scale with 20% vesting after two years of credited service to 100% vesting after six years of credited service. Company contributions prior to the 2025 Plan year become immediately vested in the event of death, retirement at or after age 65, or retirement due to disability.

H.    Notes Receivable from Participants

The restated Plan Document allows participants to have one general loan outstanding at a time with a repayment duration of up to five years and a minimum amount of $1,000. The maximum amount that may be loaned is the lesser of (i) $50,000, reduced by the excess (if any) of the highest outstanding balance of all loans to the participant from all tax qualified plans of the Employer during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of all loans to the participant from all tax-qualified plans of the Employer on the date on which such loan is made, or (ii) the lesser of (X) 50% of the aggregate vested balance in the participant’s account determined as of the last preceding valuation date on which the loan is requested or (Y) the aggregate vested balance in the participant’s account that is not invested in Old Republic common stock determined as of the last preceding valuation date on which the loan is requested. The loans are secured by the balance in the participant’s account. The loan interest rate, determined monthly, is set at 1% above the prime rate as published by Reuters. Principal and interest are paid ratably through biweekly payroll deductions.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

I.    Payment of Benefits

On termination of service, retirement, or death, a participant or his/her beneficiary may take partial withdrawals, receive one lump sum, or roll the balance into an individual retirement account in their name, depending on the vested balance in their account at the time of termination of service.

Distributions of Old Republic common stock are in the form of company stock unless the participant or beneficiary elects to receive the distribution in cash.

Minimum annual distributions are required for participants (other than Roth accounts), in accordance with the age requirements under Section 404 of the Code, by April 1 following the later of the year in which a participant:
•Attains age: 70½ if born before July 1, 1949; 72 if born after June 30, 1949 and before January 1, 1951; 73 if born between 1951 and 1959; 75 if born 1960 or later; or
•Leaves employment.

J.    Forfeited Accounts

If a participant terminates employment with the Company prior to becoming fully vested, the non-vested portion of the Company’s contributions and related earnings are forfeited. Forfeitures from the accounts of terminated employees are allocated as of December 31 of each year to the matching employer contribution accounts and/or discretionary contribution accounts of eligible participants based upon the same proportion of each participant’s recognized compensation compared to the recognized compensation of all other participants in the Plan entitled to share in forfeitures.

Forfeitures from plan year 2024 that were allocated in 2025 include $2,800,009 of matching contributions and $1,852,339 of discretionary contributions. Forfeitures from plan year 2023 that were allocated in 2025 included $3,022,427 of matching contributions and $1,833,002 of discretionary contributions.

K.    Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the matching contribution component and not yet allocated to participants.

L.    Common Shares Released to Participants

Common shares released to participants represents the fair value of the Old Republic common stock allocated to participants’ accounts during the year. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the Company contributions, and dividends received on the unallocated Old Republic common stock during the year. The release fraction applied to the number of unreleased shares is the principal paid that coincides with the timing of the Company contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

During 2025, 601,695 shares of the Old Republic common stock of the Plan were released, and 2,750,858 and 3,352,469 shares of the Old Republic common stock of the Plan remained unallocated as of December 31, 2025 and 2024, respectively. There is no connection as to the number of shares being allocated and the market value of Old Republic common stock at any given time. Therefore, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair value at December 31, 2025 and 2024, as presented in the accompanying financial statements.

M.    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated stock for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated stock on behalf of the collective best interest of Plan participants and beneficiaries.

2.Summary of Accounting Policies

A.    Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

B.    Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

C.    Risks and Uncertainties

Besides the investment of the matching contributions into Old Republic common stock, the Plan provides participants with investment alternatives made up of various investment options, such as mutual funds, which can be equity-based, fixed income-based, or a combination thereof. In addition, participants may also direct certain of their contributions to Old Republic common stock, excluding nonelective or discretionary contributions, rollover contributions, or predecessor plan accounts.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits could be materially affected.

D.    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the year. Short‑term investments are valued at cost plus accrued interest which approximates fair value.

The statement of changes in net assets available for benefits reflects the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E. Contributions

Contributions from Plan participants and contributions from Employers are recorded in the year in which the employee contributions are withheld from compensation.

F. Notes Receivable from Participants

Participants may have one general loan outstanding at a time with a repayment duration of up to five years and interest accumulating on the outstanding loan balance. Participant loans that were transferred into the Plan as a result of mergers are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2025. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

G.    Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan generally distributes excess contributions to the applicable participants by June 30.

H.    Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

I.    Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, including fees for trustee, accounting, auditing, investment, custodial, and other services, and are reflected accordingly within administrative expenses. Most other expenses, including investment management fees, are paid or provided by Old Republic as the Plan Sponsor and are excluded from the accompanying financial statements. Investment-related expenses are included in net appreciation of fair value of investments.

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

J.    Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued. No subsequent events were identified requiring adjustment or disclosure to the financial statements.

3.    Investments

Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (inputs) used to measure fair value into three broad levels:

•Level 1 inputs are based on quoted market prices in active markets;
•Level 2 observable inputs are based on corroboration with available market data; and
•Level 3 unobservable inputs are based on uncorroborated market data or a reporting entity’s own assumptions.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2D. There have been no changes in the methodologies used at December 31, 2025 from prior years.

All Plan investments are classified within Level 1 of the fair value hierarchy at December 31, 2025 and 2024.

4.Notes Payable

In May 2018, the Plan entered into 10-year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 2,383,625 shares of Old Republic common stock. The loans bear a 5.00% interest rate.

In March 2020, the Plan entered into 10-year term loan agreements with the Company and participating subsidiary companies for aggregate borrowings of $50,000,000 ($750,000 from the Company and $49,250,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 3,337,000 shares of Old Republic common stock. The loans bear a 3.00% interest rate.

Interest on the loans is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loans is payable in accordance with the following maturity schedule.

At December 31, 2025 and 2024, loans due to the Company and participating subsidiary companies aggregated $50,605,000 and $64,605,000, respectively.

Maturities of the Plan’s loans are as follows:

		2018 Term Loans		2020 Term Loans
			Participating		Participating
			Subsidiary		Subsidiary
	Total	Company	Companies	Company	Companies

2026	$12,250,000	$135,000	$8,865,000	$48,750	$3,201,250
2027	12,700,000	138,000	9,062,000	52,500	3,447,500
2028	9,568,000	88,000	5,730,000	56,250	3,693,750
2029	13,500,000	—	—	202,500	13,297,500
2030	2,587,000	—	—	38,500	2,548,500
Total	$50,605,000	$361,000	$23,657,000	$398,500	$26,188,500

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

The fair value of the Plan’s notes payable approximates their carrying value. The estimated fair value is based on an internally-generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure, and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as defined in Note 3.

5.Related Parties and Parties in Interest

As Plan assets included investments in Old Republic common stock, Old Republic International Corporation and participating subsidiaries are parties in interest. Office personnel, space, and equipment are furnished by the Companies at no charge to the Plan.

FMR LLC and its subsidiaries (FMR) are parties in interest. FMR is the Plan’s custodian, recordkeeper, and provider of educational information to Plan participants, while also managing certain mutual funds. Fees paid by the Plan to FMR for custodianship, transactions, and maintenance were $67,455 during 2025. Old Republic pays FMR’s investment management fees on behalf of the Plan.

6.Termination Priorities

Although it has no plans to do so, the Company reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Company terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants are fully vested and non‑forfeitable. Upon termination of the Plan, the Plan would direct the Trustee to pay all liabilities and expenses of the trust and sell unallocated Old Republic common stock to the extent it determines such sale necessary to repay the loans.

7.Tax Status

The IRS has determined and informed the Company by a letter dated November 17, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.Nondiscrimination Refunds

Due to limits imposed by Section 415 of the Code and ERISA, tests are performed annually to determine that the Plan has not discriminated in favor of highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to whether contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the nondiscrimination refunds payable at any given year-end. There were no nondiscrimination refunds payable to participants at December 31, 2025 or 2024.

SUPPLEMENTAL SCHEDULE

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
	PIMCO REALPATH BLEND 2030 INSTITUTIONAL	N/A	VARIABLE	N/A	9,053,646	sh	#	$130,644,118
	PIMCO REALPATH BLEND 2035 INSTITUTIONAL	N/A	VARIABLE	N/A	8,464,069	sh	#	133,816,928
	PIMCO REALPATH BLEND 2040 INSTITUTIONAL	N/A	VARIABLE	N/A	5,359,528	sh	#	91,540,742
	PIMCO REALPATH BLEND 2045 INSTITUTIONAL	N/A	VARIABLE	N/A	4,467,230	sh	#	80,588,837
	PIMCO REALPATH BLEND 2050 INSTITUTIONAL	N/A	VARIABLE	N/A	3,216,578	sh	#	59,957,009
	PIMCO REALPATH BLEND 2055 INSTITUTIONAL	N/A	VARIABLE	N/A	1,981,675	sh	#	38,067,975
	PIMCO REALPATH BLEND 2060 INSTITUTIONAL	N/A	VARIABLE	N/A	1,509,718	sh	#	22,947,718
	PIMCO REALPATH BLEND 2065 INSTITUTIONAL	N/A	VARIABLE	N/A	323,899	sh	#	4,952,417
	PIMCO REALPATH BLEND INCOME INSTITUTIONAL	N/A	VARIABLE	N/A	11,168,625	sh	#	137,820,834
	VANGUARD WELLINGTON FUND	N/A	VARIABLE	N/A	736,796	sh	#	56,873,284
	EQUITY FUNDS:
*	FIDELITY MID-CAP STOCK K	N/A	VARIABLE	N/A	2,377,005	sh	#	41,359,886
	INVESCO SMALL CAP EQUITY R6	N/A	VARIABLE	N/A	196,835	sh	#	3,602,075
	BLACKROCK SUSTAINABLE ADG LG CP CR K	N/A	VARIABLE	N/A	206,314	sh	#	4,875,201
	FIXED INCOME FUNDS:
*	FIDELITY MONEY MARKET GOVT PORTFOLIO	N/A	VARIABLE	N/A	71,052,113	sh	A	71,052,113
	VICTORY CORE PLUS INTERMEDIATE BOND R6	N/A	VARIABLE	N/A	3,684,481	sh	#	34,339,364
	GROWTH FUND:
	VANGUARD INTERNATIONAL GROWTH FUND	N/A	VARIABLE	N/A	409,010	sh	#	46,623,018
	VANGUARD GROWTH INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	633,540	sh	#	159,113,510
	INDEX FUNDS:
*	FIDELITY 500 INDEX	N/A	VARIABLE	N/A	1,014,723	sh	#	241,220,006
*	VANGUARD REAL EST INDEX ADM	N/A	VARIABLE	N/A	30,088	sh	#	3,772,711
*	VANGUARD SHORT-TERM BOND INDEX IS	N/A	VARIABLE	N/A	2,612,678	sh	#	27,015,096
*	VANGUARD TOTAL BOND MARKET INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	2,214,477	sh	#	21,635,439
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX IS	N/A	VARIABLE	N/A	143,575	sh	#	23,272,105
	FIDELITY MID CAP INDEX FUND	N/A	VARIABLE	N/A	1,544,559	sh	#	57,040,576
	FIDELITY SMALL CAP GROWTH INDEX FUND	N/A	VARIABLE	N/A	1,168,854	sh	#	36,409,792
	FIDELITY SMALL CAP VALUE INDEX FUND	N/A	VARIABLE	N/A	46,175	sh	#	1,302,128
	VANGUARD VALUE INDEX FUND INSTITUTIONAL SHARES	N/A	VARIABLE	N/A	991,350	sh	#	73,865,525
	BLACKROCK RUSSELL 2000 INDEX FUND CLASS R	N/A	VARIABLE	N/A	5,908	sh	#	1,788,110
	TOTAL							$1,605,496,517

ORI 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
EIN: 36-2678171 PLAN NUMBER-002

		(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

EMPLOYER SECURITIES:
*	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	1,039,458	sh	$22,694,723	$47,440,841
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	13,364,681	sh	320,307,441	609,964,046
	UNALLOCATED	N/A	N/A	N/A	2,750,858	sh	40,073,908	125,549,159
	TOTAL				17,154,997	sh	$383,076,072	$782,954,046

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	9,411,471	sh	$9,411,471	$9,411,471

* PARTICIPANTS LOANS RECEIVABLE		Interest rates range from 3.25% to 8.50% maturing through 2037					$—	$15,859,379

	TOTAL INVESTMENTS HELD							$2,413,721,413

Note:
*	Parties in interest.
#	Participant directed funds.
A	Includes Non-Participant directed funds (5,427,794 shares with a cost and current value of $5,427,794).